EXHIBIT 8.1

List of subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Aiways Automobile Holding Limited	Cayman Islands
Aiways Merger Sub Limited	Cayman Islands
Yi Xin International Investment Limited	British Virgin Islands
China Boya Education Group Co., Ltd.	Hong Kong
China Liberal (Beijing) Education Technology Co., Ltd.	PRC
Beijing Oriental Wisdom Culture Development Co., Ltd.	PRC